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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           Orckit Communications Ltd.
                                (Name of Issuer)

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                   M7531S 20 6
                                 (CUSIP number)

                                   Eric Paneth
                         c/o Orckit Communications Ltd.
                             126 Yigal Allon Street
                              Tel Aviv 67443 Israel
                                 972-3-696-2121
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 1, 2005
                                ----------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


_____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP  No. M7531S 20 6              SCHEDULE 13D

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Eric Paneth

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                    (b) [ ]

3. SEC USE ONLY


4. SOURCE OF FUNDS                                 OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)      [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION         Israel

                                7. SOLE VOTING POWER         1,430,110(1)
   NUMBER OF
   SHARES                       8. SHARED VOTNG POWER           13,953
   BENEFICIALLY
   OWNED BY                     9. SOLE DISPOSITIVE POWER    1,430,110(1)
   EACH REPORTING
   PERSON WITH                 10. SHARED DISPOSITIVE POWER     13,953

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,444,063 (1)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   CERTAIN
    SHARES                [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.7%(2)

14. TYPE OF REPORTING PERSON

                  IN

________________________________

(1) Includes options and/or rights to acquire 480,000 ordinary shares exercisable currently or within 60 days.

(2) Based on 14,432,018 ordinary shares outstanding as of December 6, 2005.

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


Item 5.  Interest in the Securities of the Issuer

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

         The aggregate of 1,444,063 Ordinary Shares (representing approximately 9.7% of the outstanding Ordinary Shares of Orckit) beneficially owned by the Reporting Person consists of (i) 950,110 Ordinary Shares held directly by the Reporting Person, (ii) 13,953 Ordinary Shares held by Kimnar-Yaglan Ltd., an Israeli corporation controlled by the Reporting Person ("Kimnar-Yaglan"), and
(iii) options to acquire 480,000 Ordinary Shares.

(c) The Reporting Person, through Kimnar-Yaglan, effected the following sales of Ordinary Shares on the NASDAQ Stock Market since the most recent filing of a
Schedule 13D/A by the Reporting Person. All sales were effected pursuant to a written trading plan under Rule 10b5-1 under the Securities Exchange Act of 1934:

--------------------------- --------------------------- ----------------------------- ----------------------------
Date of Sale                Number of Shares Sold       Average Price per Share       Applicable SEC Rule
--------------------------- --------------------------- ----------------------------- ----------------------------

October 3, 2005             15,000                      $24.8249                      10b5-1 Plan
--------------------------- --------------------------- ----------------------------- ----------------------------
October 10, 2005            15,000                      $22.8695                      10b5-1 Plan
--------------------------- --------------------------- ----------------------------- ----------------------------
October 17, 2005            3,300                       $21.4337                      10b5-1 Plan
--------------------------- --------------------------- ----------------------------- ----------------------------
October 18, 2005            1,950                       $21.1707                      10b5-1 Plan
--------------------------- --------------------------- ----------------------------- ----------------------------
October 19, 2005            1,525                       $21.16                        10b5-1 Plan
--------------------------- --------------------------- ----------------------------- ----------------------------
October 31, 2005            58,225                      $21.2565                      10b5-1 Plan
--------------------------- --------------------------- ----------------------------- ----------------------------
November 7, 2005            23,700                      $21.4264                      10b5-1 Plan
--------------------------- --------------------------- ----------------------------- ----------------------------
November 8, 2005            1,300                       $21.16                        10b5-1 Plan
--------------------------- --------------------------- ----------------------------- ----------------------------
November 14, 2005           5,700                       $21.16                        10b5-1 Plan
--------------------------- --------------------------- ----------------------------- ----------------------------
November 18, 2005           1,715                       $21.16                        10b5-1 Plan
--------------------------- --------------------------- ----------------------------- ----------------------------
December 1, 2005            19,110                      $21.16                        10b5-1 Plan
--------------------------- --------------------------- ----------------------------- ----------------------------
December 2, 2005            3,475                       $21.25                        10b5-1 Plan
--------------------------- --------------------------- ----------------------------- ----------------------------




         On December 8, 2005, the Reporting Person established a two-year, irrevocable blind trust with respect to 215,000 Ordinary Shares. The Reporting Person is not deemed to beneficially own the shares held by the trust. Commencing March 2006, the trust will run a yield enhancement program with respect to the shares. The objective of the program is to extract value from the volatility of the shares while enabling the Reporting Person to maintain his holdings in the shares, subject to market conditions. The program will be run by actively managing the selling and buying back of options with respect to the shares. Shares of the trust might be assigned and delivered pursuant to transactions effected under the program. After two years, if the trust is not extended, the shares owned by the trust at that time will be distributed from the trust to the Reporting Person.



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



                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: December 12, 2005


                                                         /s/ Eric Paneth
                                                         _______________
                                                         Eric Paneth




















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